December 13, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Avarus, Inc.

Registration Statement on Form S-1

Registration Number:  333-170543

Ladies and Gentlemen:

Avarus, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration Number 333-170543) (the “Registration Statement”) filed on November 12, 2010 be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The filed Registration Statement has not become effective. No securities have been sold under the Registration Statement.

If you have questions regarding this matter, please contact the undersigned at (949) 275-6132.

Respectfully,

Avarus, Inc

/s/ Wade Mezey
By: Wade Mezey
Its: President